UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38482

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

HUYA Inc. Enters into Definitive Agreement

to Acquire a Global Mobile Application Service Provider

HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), through its wholly-owned subsidiary, has entered into a definitive agreement with a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) to acquire 100% equity interest of a global mobile application service provider from Tencent for an aggregate cash consideration of US$81 million, subject to customary purchase price adjustment. The transaction was authorized and approved by the board of directors of Huya and its audit committee, which is composed of independent directors, after careful consideration and evaluation process. The financial results of such mobile application service provider will be consolidated by HUYA Inc.

The acquisition of the mobile application service provider is expected to enhance Huya's ability to promote and distribute game applications in international markets, while creating synergies with Nimo TV, the Company's overseas game live streaming platform. This transaction also aligns with Huya's strategic business transformation emphasizing game-related service offerings and relevant commercialization.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, Huya's strategic and operational plans in this current report contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya's goals and strategies; Huya's future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya's ability to monetize the user base; Huya's efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya's business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya's filings with the SEC. All information provided in this current report is as of the date hereof, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
	Name:	Ashley Xin Wu
	Title:	Acting Co-Chief Executive Officer and Vice President of Finance

Date: December 22, 2023